EXHIBIT 99.1

Hydrogenics to Deliver First Green Hydrogen Production Station to New Zealand

MISSISSAUGA, Ontario, April 09, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation, fueling equipment and hydrogen-based fuel cell power modules, today announced that it has entered into an agreement with Halcyon Power – a joint venture of New Zealand-based Tuaropaki Trust and Obayashi Corporation of Japan – to supply a carbon-free hydrogen production facility in New Zealand.

The 1.5 megawatt hydrogen production project is scheduled to be in operation by 2020 and will be a valuable asset supporting joint research and development initiatives by Tuaropaki Trust and Obayashi Corporation, which are working towards implementing a hydrogen supply chain for New Zealand and Japan. The “green” (carbon neutral) hydrogen will be generated using electricity from stable, cost-effective geothermal energy in Mokai, Taupo, located adjacent to an existing Tuaropaki power plant. In New Zealand the use of hydrogen shows strong potential to be a critical component for the energy industry, where approximately 80% of domestic power is already generated from renewable energy sources. This project will allow these abundant renewables to be more easily exported in the form of hydrogen to other countries.

“We are very pleased to be supplying products and services to support Halcyon Power as they work towards the development of an emissions-free, hydrogen-based energy sector,” said Daryl Wilson, President & CEO of Hydrogenics. “We continue to see increased worldwide interest in the development of hydrogen fueling stations and integration of hydrogen into the existing national energy infrastructure. We applaud companies in New Zealand and Japan for taking steps that help demonstrate the value of hydrogen to supply domestic and foreign markets with renewable power. Demand for hydrogen-based energy solutions continues to grow, and we look forward to a long relationship with Halcyon.”

Hydrogenics will provide an onsite hydrogen production plant using the Company’s industry-leading, large-scale containerized PEM electrolysis technology – capable of producing up to 250Nm3 per hour of hydrogen. This proprietary application offers the smallest footprint and highest power density in the market, with modular capacities allowing it to be scaled to meet a variety of input and output ranges.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites, offices, engineering and service professionals in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:
Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com